UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Crypto-services, Inc.

(Name of Issuer)

Common Stock, Par value $0.001

(Title of Class of Securities)

22905R100

(CUSIP Number)

Shen Xinlong
19F, LIANHE TOWER, 1069 NANHAI AVE, NANSHAN DISTRICT, SHENZHEN, 518000, CHINA
(86) 75586961406

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 10, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22905R100	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Shen Xinlong
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,090,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,090,000
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,090,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.06%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 22905R100	13D	Page 3 of 5 Pages

Item 1.  Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock (“Common Stock”), of Crypto-services, Inc (the “Issuer”), with its principal executive offices located at 711-8 Lee Centre Dr., Scarborough, ON, Canada M1H 3H8.

Item 2.  Identity and Background.

(a) This statement is being filed by Shen Xinlong (the “Reporting Person”).

(b) The Reporting Person’s business address is 19F, LIANHE TOWER, 1069 NANHAI AVE, NANSHAN DISTRICT, SHENZHEN, 518000, CHINA.

(c) Shen Xinlong is the director, chief executive officer and chief financial officer of Cryptos-services, Inc.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) The Reporting Persons is a citizen of China.

Item 3.  Source or Amount of Funds or Other Consideration.

On August 3, 2016, the reporting person entered into a Stock Purchase Agreement with Gordon Hum, the Issuer's former director, Chief Executive Officer, Chief Financial Officer. The consideration was $3,100 in exchange of 310,000 shares of Common Stock of the Issuer. The transaction was reported in Issuer’s Form 8-K filed on August 8, 2016.

On August 10, 2016, the reporting person entered into 3 Stock Purchase Agreements with 3 independent parties at $0.011 per share respectively, in exchange of 780,000 shares of Common Stock of the Issuer in total. The total consideration was $8,580. The transaction was reported in Form 4 by the reporting person on August 11, 2016.

This Schedule 13D relates to Reporting Person’s acquisitions since the inception of the Issuer.

Item 4.  Purpose of Transaction.

The purposes of the transactions stated in Item 3 in 2016 were to invest and increase the shareholding in the Issuer.

CUSIP No. 22905R100	13D	Page 4 of 5 Pages

Item 5.  Interest in Securities of the Issuer.

(a) The Reporting Person is the beneficial owner of the 1,090,000 shares of Common Stock, or approximately 14.06% of the Common Stock issued and outstanding.

(b) The Reporting Person has sole voting and dispositive power with respect to the 1,090,000 shares of Common Stock beneficially owned by him.

(c) Except as set forth in Item 3, none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth in Item 3, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits.

N/A

CUSIP No. 22905R100	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Shen Xinlong Shen Xinlong

August 15, 2016 Date